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SECURIAN FINANCIAL GROUP, INC.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                [SECURIAN LOGO]



February 28, 2008



Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644


Re:  Minnesota Life Variable Life Account
     Minnesota Life Insurance Company
     File Number 333-96383
     "Tandy" Representations


Ladies and Gentlemen:

In connection with the above-referenced filing, Minnesota Life Variable Life Account (the "Registrant"), acknowledges that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dwayne C. Radel

Dwayne C. Radel
Senior Vice President
Minnesota Life Insurance Company

DCR:jmk


Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.